Exhibit 21

NAME	STATE OR COUNTRY OF INCORPORATION
Aaron's, LLC	Georgia
Aaron Investment Company	Delaware
Aaron’s Canada, ULC	Canada
Aaron’s Logistics, LLC	Georgia
Envizzo, LLC	Georgia
Aaron’s Procurement Company, LLC	Georgia
Aaron’s Strategic Services, LLC	Georgia
Aaron's Business Real Estate Holdings, LLC	Georgia
Aaron's US HoldCo, Inc.	Georgia
Aaron's Retail Solutions, LLC	Georgia
Woodhaven Furniture Industries, LLC	Georgia
99LTO, LLC	Georgia